UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CHASE CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	1-9852	11-1797126
(State or other jurisdiction of incorporation of organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

26 Summer Street, Bridgewater, Massachusetts 02324

(Address of Principal Executive Offices, Including Zip Code)

Kenneth L. Dumas, Chief Financial Officer and Treasurer, (508) 819-4200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 — Conflict Minerals Disclosure and Report

This Form SD of Chase Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The information required by Form SD is filed as Exhibit 1.02 hereto and may be found on the Company’s publicly available Internet website: www.chasecorp.com.

Item 1.02 — Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.02 to this report.

Section 2 — Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chase Corporation

Dated: May 30, 2014	By:	/s/ Kenneth L. Dumas
Kenneth L. Dumas
Chief Financial Officer and Treasurer